Contact

www.linkedin.com/in/vincent-maniscalco-942a43aa (LinkedIn)

Top Skills

Microsoft Office
Customer Service
Microsoft Excel

Vincent Maniscalco

Co-founder / Technology & Design Lead at Hot Poppy
Nashville, Tennessee, United States

Experience

Hot Poppy

Co-founder / Technology & Design Lead
April 2020 - Present (2 years 9 months)
Nashville Metropolitan Area

- Utilized Shopify to create a platform for Hot Poppy sales
- Coordinated with numerous Shopify application partners and integrated dozens of features to the site as well as our mobile app
- Designed initial and the re-branding of the Hot Poppy logo
- Graphic design/layout for branding and marketing materials as needed

5th & Taylor

Food Beverage
October 2016 - December 2021 (5 years 3 months)
Greater Nashville Area, TN

Bartender & Server

Moraine Music Group

Publishing Assistant
June 2015 - March 2017 (1 year 10 months)
Greater Nashville Area, TN

- Logged publishing information and metadata for numerous songs a day.
- Created multiple pitch CDs and helped in the selection of different playlists intended for artists for film/TV sync opportunities.
- Maintained and scheduled events for two artists: SHEL and Gareth Dunlop.
- Dealt with publishing relations amid a new joint venture with other publishers in regards to songs on SHEL’s catalogue

B4 Productions

Logistics
2012 - 2016 (4 years)
Boston, MA

- Worked in Logistics for the Boston Pops 4th of July Firework Spectacular
- Coordinated with Liberty Mutual, the sponsor of the event, in regards to their arrangements for the event.

- Made several delivery and pick up trips in the Greater Boston Area
- Surveyed the perimeter of grounds and installed fencing boundaries
- Assisted police, the National Guard, and the security/communications department in regards to the safety and security of the venue.

Education

Belmont University

Bachelor of Business Administration (B.B.A.), Business Administration, Management and Operations · (2013 - 2016)

St. Lawrence University

· (2012 - 2013)